UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Recognition as CAE and change in composition

Audit, Risks and Controls Committee

Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), pursuant to art. 30, XXIX and XXX of CVM Instruction No. 480/09 and in accordance with the guideline of the Official Letter/ CVM/SEP/No.1/2021, hereby informs its shareholders and the market in general that the Company's Board of Directors decided (i) recognize the Audit, Risks and Controls Committee (“CARC”) as Statutory Audit Committee - CAE for the purposes of CVM Resolution No. 23/21, considering that CARC, in essence, already performed the activities and fulfilled the requirements, qualifications and composition provided for in the regulations, since 2020; and (ii) the appointment of Mr. Armando Lins Netto as a member of CARC, with the referred statutory committee, advisory body directly linked to the Board of Directors, having the following composition:

Members of the Audit, Risks and Controls Committee
• Henrique José Fernandes Luz (Coordinator)
• Maria Helena dos Santos Fernandes de Santana
• Marcos Grodetzky
• Claudia Quintella Woods
• Armando Lins Netto

All the members that compose the CARC are directors of the Company and qualified as independent, as provided in the bylaws [and in CVM Resolution No. 23/21], and will have a mandate until the Annual General Meeting of the Company to be held in 2023. The summarized resumes of the CARC members are described in the Attachment to this Notice, and are also available and can be consulted in item 12 of the Company's Reference Form.

Rio de Janeiro, May 31, 2021.

Oi S.A. - In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Director

Attachment

Resumes of the members of the CARC

Henrique José Fernandes Luz (Coordinator)

Born on 06/08/1955, he has served as chairman of the Board of Directors of Cellera Farma and a member of the Boards of Directors of Burger King do Brasil, Maringá Group (composed of closed companies from the steel and energy sectors), Oi S.A. and IRB RE. Mr. Fernandes Luz serves as a member of the Board of Directors of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) and he was a chairman of the board. He was a partner of PricewaterhouseCoopers Auditores Independentes for 43-years until 2018. He holds a degree in Accounting Science as of 1978 from the School of Political and Economic Sciences of Rio de Janeiro (Candido Mendes University Ensemble), attended several courses and executive programs at Harvard, Darden, London (Ontario) Business School, Universidad de Buenos Aires and Singularity University. He also serves as Vice President of the Board of São Paulo’s Modern Art Museum. He is a member of the boards of the Sírio Libanês Hospital, Dorina Nowill Foundation for the Blind and the Modern Art Museum – MAM Rio. Mr. Luz is also an academician and holder of Chair 59 of the Brazilian Academy of Accounting Sciences.

Maria Helena dos Santos Fernandes de Santana

Born on 06/23/1959, she was elected on April 27, 2021 as a member of the board of directors of Itau Unibanco Holding SA and, on May 19, 2021, as a member of the board of directors of Fortbrás SA. She serves as a member of the board of directors and chairman of the audit committee of XP Inc., between November 2018 and April 2021. She was a trustee of the International Financial Reporting Standards Foundation, between January 2014 and December 2019. She was a member of the board of directors of Bolsas y Mercados Españoles – BME, a stock exchange in Spain, between April 2016 and July 2020; as a member of the audit committee of Itau Unibanco Holding S.A., financial services holding company between June 2014 and July 2020 and as a member of the board of directors of Companhia Brasileira de Distribuição, a retail company, between February 2013 and June 2017; a member of the board of directors of Totvs S.A, information technology company, between April 2013 and March 2017; a member of the board of directors of CPFL Energia S.A., an energy company, between April 2013 and April 2015. She was president between July 2007 and July 2012, and director, between July 2006 and July 2007, of the Brazilian Securities and Exchange Commission (“CVM”). She served as Chairperson of the Executive Committee of IOSCO - International Organization of Securities Commissions between 2011 and 2012. Represented CVM on the Financial Stability Board - FSB between 2009 and 2012. She worked at B3 between July 1994 and May 2006, since 2000 she has been responsible for supervising listed companies, attracting new companies and implementing the Novo Mercado. He was vice-president of the IBGC between 2004 and 2006. She has a bachelor’s degree in Economics from the University of São Paulo

Marcos Grodetzky

Born on 11/24/1956, he has served as the vice-chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. Previously, he served as an alternate member of Oi’s board of directors from September 2015 until July 2016 and as a member of Oi’s board of directors from July 2016 until September 2016. Mr. Grodetzky is an independent member of the board of directors of Constellation Oil Services and cellera farmacêutica S.A, and Chairman of the Board of Directors of Burger King Brasil. He is the founding partner of Mediator Assessoria Empresarial, a company that, since 2011, acts with mediation between companies and shareholders, in addition to offering strategic and financial consulting services. Until October 2013, Mr. Grodetzky was Executive Chairman of DGB S.A., a logistics holding company belonging to Grupo Abril S.A. and parent company of the following companies: Dinap – Distribuidora– Nacional de Publicações, Treelog S.A. – Logística e Distribuição and Total Express. From 2002 to 2011, he was vice president of finance and investor relations for Telemar/Oi, Aracruz Celulose/Fibria and Cielo S.A. He worked for 25 years in the Corporate, Investment Bank and International Banking areas at Citibank, Nacional, Unibanco, Safra and HSBC. He has a bachelor’s degree in Economics from the Federal University of Rio de Janeiro in 1978 and participated in the Senior Management Program of INSEAD /FDC in 1993.

Claudia Quintella Woods

Born on 08/26/1975, with a background in strategic planning, marketing and sales, and proven expertise in digital start-ups and multinationals, is a Bachelor of Arts by Bowdoin College, with a double major in Environmental Sciences and Spanish, and secondary focus on Economics. She has a master’s degree in Business Administration from the COPPEAD institute of Universidade Federal do Rio de Janeiro (UFRJ) and completed the specialization program Building Ventures in Latin America, from Harvard Business School. She has been the General Officer of Uber Brasil since February 2019, having also served as the Retail Officer of Banco Original and as the Executive Superintendent Officer of Digital Channels (Corporative and Retail) of that bank. Formerly, she held the positions of CEO of Webmotors.com, Marketing and Digital Officer of Walmart.com, CEO of Netmovies, Marketing and Intelligence Officer for Latin America of Clickon, General Officer of Predicta, Product Senior Manager of L’Oréal Brazil, Marketing Relationship Manager of Ibest Company, and Senior Advisor of Kaiser Associates.

Armando Lins Netto

Born on 12/15/1968, Mr. Netto holds a bachelor’s degree in Mechanical Engineering from Universidade Federal do Pará (UFPA - 1990), a master’s degree in Mechanical Engineering from the Universidade Estadual de Campinas (UNICAMP - 1993) and a PhD in Mechanical Engineering from the University of California, Berkeley (UCB - 1999). He has been CEO of Fleetcor in Brazil since June 2014 and responsible for various businesses of the American fintech in Brazil, including the automatic payment company Sem Parar and other specialist payment methods companies. Between 2006 and 2014, Netto also worked at TIVIT, a multinational digital solutions company based in Brazil and was responsible for business and technology services from December 2010 until May 2014. Prior to that, he was Executive Officer in the banking sector of Unisys from 2004 until 2006 and a consultant at McKinsey & Company at the São Paulo and London offices from 1999 to 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer